April 1, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director Jeffrey Kauten, Attorney-Advisor Stephen Krikorian, Accounting Branch Chief Morgan Youngwood, Staff Accountant

Re:	Five9, Inc. Registration Statement on Form S-1 File No. 333-194258

        Acceleration Request

        Requested Date:         April 3, 2014

        Requested Time:         4:00 PM Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, Five9, Inc. (the “Company”) hereby requests that the effective time of the Company’s Registration Statement on Form S-1 (File No. 333-194258) (the “Registration Statement”) be accelerated to 4:00 PM, Eastern Time, on Thursday, April 3, 2014 or as soon as practicable thereafter. The Company hereby authorizes Timothy R. Curry or Ruben A. Garcia, attorneys with the Company’s legal counsel, Jones Day, to orally modify or withdraw this request for acceleration.

The Company acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

United States Securities and Exchange Commission

April 1, 2014,

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once the Registration Statement has been declared effective, we respectfully request that you confirm that event with our counsel by calling Mr. Garcia at 650.687.4191, or in his absence, Mr. Curry at 650.739.3987. Thank you for your attention to this matter.

Very truly yours, Five9, Inc.

/s/ Barry Zwarenstein
By: Title:	Barry Zwarenstein Chief Financial Officer

cc:	Michael Burkland, Chief Executive Officer and President, Five9, Inc.
Timothy R. Curry, Jones Day Anthony J. McCusker, Goodwin Procter LLP Richard A. Kline, Goodwin Procter LLP